

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 11, 2009

Gerald E. Brock
Chief Executive Officer
Windtamer Corporation
6053 Ely Avenue
Livonia, New York 14487

> **Re: Windtamer Corporation**
> **Registration Statement on Form S-1**
> **Filed February 13, 2009**
> **File No. 333-157304**

Dear Mr. Brock:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

1. Please fill in the blanks in your document as appropriate. For example, it appears that most of the blanks on your prospectus cover should be completed.

Fee Table

2. It appears from your prospectus that you are registering the selling shareholders' resale of your common stock, not your issuance of the stock upon exercise of options. Therefore, your reference to Rule 457(g) is inapplicable. Please revise to calculate the registration fee based on the appropriate provisions of Rule 457.

Prospectus Cover

3.   Please note that Securities Act Schedule A paragraph 16 and Regulation S-K Item 501(b)(3) require that you disclose the offering price of the securities. Absent an existing market for the securities, disclosure that shares will be sold at market or negotiated prices does not satisfy your disclosure obligations; however, we will not comment if you disclose (1) the price at which the selling stockholders will sell the offered securities until your common stock is quoted on the OTC Bulletin Board and (2) that, thereafter, the selling stockholders will sell at prevailing market prices or privately negotiated prices.

Table of Contents

4.   Please tell us why you believe that the last paragraph on this page is consistent with Section 12(a)(2) of the Securities Act.

Forward-Looking Statements, page 2

5.   Please revise to eliminate invoking the statutory safe harbor when it is not applicable. See, for example, Section 27A(b)(1)(C).

Risk Factors, page 2

6.   Please add a separate risk factor to highlight the CEO's ownership control of Windtamer.

7.   We note your disclosure on page 7 that you believe that your future prototypes will be competitive with "fossil-fueled generators." If your current technology is not competitive with such generators, please add a separate risk factor to explain.

8.   We note your disclosure regarding the "single most effective driver" for the industry being state financial incentives. With a view toward appropriate risk factor disclosure, please tell us when those incentives expire and whether current economic conditions present a material risk of adverse changes to those incentives.

If we fail to protect our intellectual property…, page 4

9.   Please reconcile your disclosure in the second paragraph that you could be required to obtain licenses or design around if others' existing patents are upheld by the courts with your disclosure in the caption of the next risk factor that you believe your technology does not infringe on rights of others.

Risk Factors Concerning Investment in Our Company, page 5

10.   In an appropriately captioned risk factor, please highlight the going concern
        language in your auditor's report and explain the effect of the language.
        For example, will capital be more difficult to raise or more costly due to the
        going concern language?

Our Restated Certificate of Incorporation and…, page 6

11.   We note the last risk factor on page 5. In an appropriately captioned risk factor,
        please describe the anti-takeover effect of the amount of your authorized but
        unissued common equity. Also, with regard to the last sentence of this risk factor,
        please briefly explain how the preferred stock "could be used defensively," and,
        in an appropriately captioned risk factor, explain how the preferred stock could be
        used to limit the voting or other rights of common stockholders.

Item 6. Dilution

12.   Please provide the disclosure required by Regulation S-K Item 506.

Financial Operations, page 7

13.   Please clarify your disclosure that the $20 million is to "accelerate the process."
        Will this amount accelerate the "first half of 2009" schedule?

Results of Operations, page 7

14.   Please describe the nature and duration of the consulting services you purchased
        during the period.

Liquidity and Capital Resources, page 8

15.   Please clarify what you mean by a "sustainable level" of commercialization.

16.   Please clarify whether the amounts you mention in the sixth and seventh
        sentences of the second paragraph are amounts needed in addition to the $20
        million that you are currently seeking.

17.   With a view toward clarified disclosure, please tell us the purpose of your
        reference to Rule 135 in the second paragraph. Rule 135 relates to notices of
        proposed offerings to be registered under the Securities Act; however, your
        disclosure appears to relate to an offering that will not be registered under the
        Securities Act.

Recent Transactions, page 9

18.   With a view toward disclosure here, in your liquidity discussion, or elsewhere as appropriate, please tell us the reason for the change in the milestones in exhibit 10.4 compared to the version filed with your Exchange Act registration statement.

Business, page 10

19.   Please ensure that your disclosure is understandable to investors who may not be experts in your industry. For example, we note your reference to helical horizontal technology on page 12 and first and second fluid on page 13. In this regard, your revised disclosure should reconcile your statement on page 12 that you believe your product is more efficient than diffuser augmented wind turbine technology with your disclosure on page 13 that your technology is diffuser augmented wind turbine technology.

Business Strategy, page 10

20.   We note statements like those on page 10 that you are currently in negotiations with numerous companies. With a view toward disclosure, please tell us when those negotiations commenced, why you have not yet been able to complete the negotiations and the material hurdles to completion.

21.   We note your disclosure on page 11 that you have tested your Wind Tamer product "through an alliance with an upstate New York engineering school." Please identify the school, explain the nature of your alliance and describe the "extensive testing" conducted with the school, as mentioned in the second paragraph on page 13. Please also file any written agreements as exhibits. See Regulation S-K Item 601(b)(10). If you do not have any written agreements, please provide appropriate disclosure in your "Risk Factors" section.

22.   Please tell us why you have not filed the consent of the upstate New York school mentioned here and on page 13. See Rule 436.

23.   Please provide support for your statement that the data from your Wind Tamer testing "show the superiority of [y]our product to currently available technology." For example, upon what basis did you make this comparison?

Industry Overview, page 11

24.   Please expand your disclosure in the fourth paragraph on page 12 to explain how your "efficiency testing" has shown that your "lower powered generators" may be able "to power single homes or farms in remote or off-grid locations."

25. Regarding the industry statistics you disclose in your registration statement, please tell us:

- how you confirmed that the data used in your registration statement reflects the most recent available information;

- whether all of the data is publicly available;

- whether you paid for the compilation of any of the data;

- whether any data was prepared for use in the registration statement; and

- whether the authors of the data consented to your use of it in the registration statement.

   If you were affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

26. Please disclose the source of the data you cite in the fifth paragraph, fourth sentence on page 12.

Our Products and Technology, page 12

27. Please balance your disclosure regarding the positive results of the research regarding your product with any material negative results.

28. Given your disclosure that your technology was invented in 2003, please disclose the reasons it has not yet been commercialized.

29. We note your disclosure on page 7 regarding the need for continued progress in your research and development. Please disclose the material developmental hurdles that remain before your technology can be commercialized.

30. Please disclose the basis for and limitations of your projections regarding the performance of your product.   See Regulation S-K Item 10(b)(3). From your revised disclosure, it should be clear how you conclude that your statements are reasonable given that you apparently have not yet fully developed your product. For example, we note that you currently make the following statements:

- on page 1, disclosure regarding efficiency;

- at the bottom of page 11, disclosure regarding the performance, safety, reliability, and sound performance relative to your competitors;

- on page 12, the cost per kilowatt hour for generation of electrical power using your technology;

- on page 12, disclosure regarding cost effectiveness; and

- on page 12, disclosure regarding reduced maintenance costs.

Patents, page 15

31.   Please disclose when your patent expires.

Government Regulation, page 15

32.   With a view toward disclosure, please tell us about the regulation of private use of electric power generation equipment.

Research and Development, page 15

33.   Please reconcile your disclosure regarding 1,000 hours of research and development in 2007 with your disclosure of $0 of research and development expenses in 2007.

Office and Facilities, page 16

34.   Please disclose the nature of your executive offices. For example, is the office in a commercial building that you share with unrelated companies?

Our Management, page 16

35.   We note your disclosure that no directors have been designated to a class. Please tell us how this is consistent with the requirements of your Certificate of Incorporation.

36.   Please reconcile your statement that Mr. Brock has served as your Chief Executive Officer and acting Chief Financial Officer "since inception in 2002" with the statements in your Prospectus Summary and elsewhere that your inception was in 2001.

37.   Please tell us why Amy Brock is not included in this section given your disclosure on page 15 that she "oversees the day-to-day operations of the Company."

Executive Officer Compensation, page 17

38.   Please reconcile the amount of compensation disclosed in the table with the amount disclosed on page F-4.

Compensation of Directors, page 17

39.   Please provide the table and related disclosure required by Regulation S-K Item 402(r).

Director Independence, page 18

40.   Given your disclosure that the entire board "performs the functions traditionally discharged by those committees," please disclose whether each member of the board satisfies the applicable independence standards for board committees.

Certain Relationships and Related Transactions, page 20

41.   Please disclose the nature and duration of the services provided.

42.   Please tell us why this section does not disclose the liquidity provided by your founder as mentioned on page 8 or the consulting arrangement mentioned in footnote 3 on page 21.

Selling Stockholders, page 20

43.   Please reconcile your disclosure here and on the prospectus cover that the offered shares underlie options with the first sentence of your "Plan of Distribution" disclosure on page 21 regarding issued and outstanding shares.

44.   Given your disclosure in the table regarding the number of shares that the selling stockholders own before and after the offering, it appears that they will be purchasing shares in this offering. Please reconcile this disclosure with your disclosure elsewhere that you have filed this registration statement for the resale of the selling stockholders' shares.

45.   Please describe the transactions in which you issued the offered securities and related options to the selling stockholders, including the date of the transactions and the consideration paid. Also include the material terms of the options, such as the exercise price, cashless exercise provisions, duration, and exercise price adjustment provisions. If the securities were issued for services, disclose the nature and duration of the services. Please also file related agreements as exhibits.

46.   If the options held by the selling stockholders are transferable, please tell us how you will ensure that your offer and sale of the underlying securities to the subsequent holder of the options will be exempt from registration under the Securities Act.

47.   Given the nature and size of the transaction being registered, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

48.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the options.

49.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction; and

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders.

50. With a view toward disclosure in the prospectus, please tell us whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the granting of the options and the filing of the registration statement (*e.g.*, before or after the announcement of the granting of the options, before the filing or after the filing of the registration statement, etc.).

51. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the granting of the options; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the granting of the options.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

52.   With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. Refer to Question and Answer 140.02 in the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

53.   Please tell us whether the selling stockholders are broker-dealers or affiliates of a broker-dealer.

Shares Eligible for Future Resale, page 22

54.   Please provide us your calculations supporting the disclosure in this section. Ensure that the information in your response is reconcilable to your beneficial ownership table on page 19.

Description of Securities, page 22

55.   We note your disclosure on the top of page 23. Please clarify the number of shares of common stock reserved for issuance on exercise of options and warrants.

Anti-Takeover Effects, page 23

56.   Please describe the super majority provisions for removal of directors.

Where You Can Find Additional Information, page 24

57.   Please use the current address of the public reference room. See Regulation S-K Item 101(h)(5).

58.   We note your reference in the last paragraph of this section to information incorporated by reference into the prospectus. Please tell us what information you incorporate by reference and the authority for such incorporation by reference. Also tell us the authority on which you base your conclusion that you can suggest that investors should not rely on the information in your filing that is not in your prospectus.

Index to Financial Statements, page F-1

59.   Please update the financial statements, as applicable, as required by Rule 8-08 of
       Regulation S-X.

Statements of Operations, page F-4

60.   Please revise to present a functional statement of operations, as opposed to
       presenting an income statement based on expense classification.

Notes to the Financial Statements, F-7

Note 1. Summary of Significant Accounting Policies, page F-7

61.   Please revise to include your accounting policy for the evaluation of your long-
       lived assets for impairment under SFAS 144.

62.   Please revise to include the disclosures required by paragraph 5(d) of APB 12
       related to your depreciable assets.

Income Taxes, page F-7

63.   Please revise to include all the disclosures required by paragraphs 43 – 48 of
       SFAS 109 and paragraphs 20 – 21 of FIN 48 related to your income taxes.

Stock-Based Compensation, page F-8

64.   We note from Note 8 and Note 11 that you have issued compensation in the form
       of common stock or stock options to non-employees. Please tell us and revise to
       disclose your accounting policy for stock compensation issued to non-employees.
       Refer to SFAS 123(R) and EITF 96-18.

Basic and Diluted Loss Per Share, page F-8

65.   You disclose that your basic and diluted losses per share were the same since
       there were no common stock options or warrants as of December 31, 2007 and the
       exercise price for common stock options as of December 31, 2008 was equal to
       fair market value. It is unclear from your disclosure how you calculated your
       basic and diluted loss per share for each reporting period presented. Since you
       have a loss from continuing operations for fiscal 2008 and 2007, please revise
       your filing to calculate your basic and diluted loss per share in accordance with
       paragraph 16 of SFAS 128, which states that "including potential common shares

in the denominator of a diluted per-share computation for continuing operations always will result in an antidilutive per-share amount when an entity has a *loss* from continuing operations."

66.   Further to the above, please revise to disclose the number of shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for each of the reporting periods presented. Refer to paragraph 40(c) of SFAS 128.

Note 4. Intangible Assets, page F-9

67.   We note that you obtained a patent for your fluid-driven vacuum-enhanced electrical generator on December 2, 2003. Please tell us why you did not begin amortizing these costs until January 1, 2007. Refer to SFAS 142.

Note 8. Stock Option Grants, page F-10

68.   We note here and throughout the filing that you issued stock options to consultants, advisors and directors. Please revise this note to include *all* of the disclosures required by paragraphs 64 – 65 of SFAS 123(R) related to the stock options granted including the methodology utilized to value your stock options.

69.   Please also revise your footnotes and critical accounting policies within MD&A to explain how you determined the dividend rate and expected life assumptions utilized in the model to value your outstanding options. Refer to the guidance in paragraphs A240 – 242 of SFAS 123(R) and SAB Topic 14.D.

70.   Additionally, please provide *all* the disclosures required by paragraphs A240 – 242 of SFAS 123(R).

71.   We further note that you utilized the historical volatility of a similar public entity in the alternative electricity industry to estimate your expected volatility since you are in the development stage and do not have a public-trading market. Please tell us and revise your footnotes and critical accounting policies in MD&A to explain how you considered the guidance in Question 6 of SAB Topic 14.D.1. Within your discussion, please explain why you utilized only one "similar" company's experience to estimate your expected volatility. Please also explain the stage of life cycle, size and financial leverage of this entity as compared to your entity.

72.   Please tell us and disclose the fair value of your common stock at the time the
        equity instruments were granted and how you determined the fair value of your
        common stock. In your discussion, please tell us how the commencement of the
        private placement of common stock at $1 per share in January 2009 impacted
        your assessment of fair value.

Note 9. Consulting Agreement, page F-11

73.   We note that you entered into a stock agreement with an individual to provide
        management consulting agreements. We further note that you will issue one
        million shares of common stock that vest according to a schedule and that you
        issued him 700,000 shares of common stock during fiscal 2008. Please tell us and
        revise to disclose how you accounted for the stock issued under this agreement,
        including any related compensation expense. Within your discussion, please
        provide the fair value of your common stock and how the fair value of the
        common stock was determined. Refer to the guidance in SFAS 123(R) and EITF
        96-18.

Indemnification, page II-1

74.   Please provide all disclosure required by Regulation S-K Item 702, including the
        effect of the statute, charter provisions, by-laws, contracts, or other arrangements.

Recent Sales of Unregistered Securities During the Past 3 Years, page II-1

75.   Please provide us your analysis of whether your offering that ended in July 2008
        and your offering that began in January 2009 should be integrated.

76.   Please identify the "four purchasers" to whom you issued 70,000 shares of
        common stock pursuant to your ongoing private placement. See Regulation S-K
        Item 701(b).

Undertakings, page II-3

77.   Please provide all required undertakings without changes from the current version
        of Regulation S-K Item 512. For example, we note that you have omitted
        language after "Provided, however" in Item 512(a) and have omitted Item
        512(a)(5)(ii) and 512(a)(6).

Signatures, page II-5

78.   It appears that the attorney-in-fact has signed the power of attorney authorizing
        him to act. Please file a power of attorney signed by the principals. Also, it

appears that the power of attorney applies only to amendments; please file a
signature page for the original filing signed by the principals.

Exhibits

79.   Please file the patent assignment mentioned on page 1.

80.   Please file the registration rights agreement mentioned on page 22.

Exhibit 23.1

81.   Please provide updated consents of your independent auditor as required by Item
        601(b)(23)(i) of Regulation S-K in all future amendments to this Form S-1.

Form 10-K for the Year Ended December 31, 2008

82.   Please amend your most recent annual report to address the comments issued in
        this letter, as appropriate.

Exhibit 32.1

83.   We note that Mr. Brock signed the certifications contained in exhibit 31.1 as both
        your principal executive officer and principal financial officer; however,
        exhibit 32.1 does not refer to your principal financial officer. Please confirm,
        if true:

        •   that Mr. Brock was both your principal executive officer and principal
                financial officer at the time he signed exhibit 32.1;

        •   that exhibit 32.1 should have identified Mr. Brock as both principal
                executive officer and principal financial officer;

        •   that the failure to identify Mr. Brock as principal financial officer in
                exhibit 32.1 was not an attempt to avoid liability for Mr. Brock in his role
                as principal financial officer; and

        •   that your principal executive officer and principal financial officer will be
                properly identified in all future certifications.

                        *   *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. Also, please amend your Form 10-K to respond to these comments within 10
business days or tell us when you will provide us a response. You may wish to provide

us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In connection with responding to our comments regarding your Form 10-K, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact at Tara Harkins at (202) 551-3639 or Lynn Dicker, Accounting Reviewer, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any other questions.

       Sincerely,

       Russell Mancuso
       Branch Chief

cc (via facsimile): Gregory G. Gribben, Esq. – Woods Oviatt Gilman LLP